STATE OF DELAWARE CERTIFICATE OF CORRECTION

QMIS TBS CAPITAL GROUP CORP.                                                                     , a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.The name of the corporation is QMIS TBS CAPITAL GROUP CORP.

2.That a Certificate of Amendment of Certificate of Incorporation

(Title of Certificate Being Corrected)

was filed by the Secretary of State of Delaware on OCTOBER 25, 2023, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.The inaccuracy or defect of said Certificate is: (must be specific)

ARTICLE FIFTH, Subsection B., as filed stated: “The Chairman of the Board shall have five (5) votes on each matter voted on by the Board of Directors.” Subsection B. should have read: “The Chairman of the Board shall have seven (7) votes on each matter voted on by the Board of Directors.”

The Board of Directors and the shareholders approved granting 7 votes to the Chairman of the Board, but a prior discussion draft of the certificate of amendment was erroneously submitted for filing.

4.Article FIFTH  of the Certificate is corrected to read as follows:

A.The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

B.The Chairman of the Board shall have seven (7) votes on each matter voted on by the Board of Directors.

C.As of the date of this Amendment, the Chairman of the Board shall be Yung Kong Chin.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 26th day of October, 2023.

By:  /s/ Yung Kong Chin                                      Authorized Officer

Name: Yung Kong Chin

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Title: Chief Executive Officer